[LETTERHEAD OF EATON VANCE DISTRIBUTORS, INC.]

March 14, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Eaton Vance Unit Trust – Series 3 (the “Trust”)

Amendment No. 2 to the Registration Statement on Form S-6 (“Amendment No. 2”)

File No. 333-209291

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, the undersigned, Eaton Vance Unit Trust – Series 3, and its depositor, sponsor and principal underwriter, Eaton Vance Distributors, Inc., respectfully request that the Securities and Exchange Commission grant acceleration of the effective date of said Amendment No. 2 so that it may become effective as early as practicable on March 14, 2016.

Very truly yours,

EATON VANCE UNIT TRUST – SERIES 3

By:	Eaton Vance Distributors, Inc., Depositor

By: /s/	Ryan P. Jenkins
Ryan P. Jenkins
Vice President